Exhibit 99.2

SOUFUN HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE: SFUN)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on November 12, 2014

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of SouFun Holdings Limited (the “Company”) will be held at Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China on November 12, 2014 at 10:30 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following ordinary resolution to re-elect Mr. Sol Trujillo as a member of the Board of Directors of the Company (the “Board”).

Mr. Trujillo, whose biography is included in Exhibit A attached hereto, was previously appointed as a director of the Company by the Board on August 7, 2014. Pursuant to Article 86 of the Company’s Articles of Association, a director appointed by the Board to fill a casual vacancy on the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

The Board has provided the following resolution for approval by the Company’s shareholders:

“RESOLVED THAT, Mr. Sol Trujillo be, and hereby is, re-elected as a member of the Board.”

The Board has fixed the close of business on October 10, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolution.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Five ADSs represent one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. The Depositary has advised us that it intends to mail to all ADS holders a Voting Instruction Card containing a link to the Company’s website (http://ir.fang.com) containing this the notice of AGM. If you wish to have the Depositary, through its nominee or nominees, vote or execute a proxy to vote the Class A ordinary shares represented by your ADSs, please execute and forward to the Depositary the Voting Instruction Card sent to you by the Depositary. A postage-paid envelope will be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s proposal. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), November 6, 2014. Only the registered holders of record at the close of business on October 10, 2014 will be entitled to execute the Voting Instruction Card.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.fang.com, or by contacting IR Department, SouFun Holdings Limited, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100160, the People’s Republic of China, Telephone: +86-10-5631-8659, email: ir@soufun.com.

By Order of the Board of Directors,
/s/ Vincent Tianquan Mo
Vincent Tianquan Mo
Executive Chairman

Beijing, October 14, 2014

Exhibit A

Biography of Mr. Sol Trujillo

Mr. Sol Trujillo, 62, has been a director of the Company since August 2014. Sol is an international business executive with three decades’ experience as CEO of large market cap global companies in the US, the EU, and Asia-PAC, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, Sol has been a long-time champion of high-speed broadband and a pioneer and innovator of smart phone and the mobile Internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries — including developed and emerging markets from the EU and North America to China, South Asia, Africa and the Middle East.

Sol currently sits on corporate boards in the US, EU, and China — including in the US, Western Union and ProAmerica Bank; WPP plc in the EU; and in Asia, Silk Road Technologies in China, where he is board chairman.

Sol has previously served on the boards of Target, Bank of America, PepsiCo, EDS, Orange, Telstra, and Gannett, the newspaper chain that includes USA Today. In the public sector, Mr. Trujillo served as a trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity, and fiscal affairs.

In recognition of his lifetime commitment to workplace diversity, Sol received the Ronald H. Brown Corporate Bridge-Builder Award from President Clinton in 1999. Most recently, Sol received the prestigious National Hispanic Hero Award from the United States Hispanic Leadership Institute (USHLI), in recognition of his distinguished career and extraordinary accomplishments in the telecommunications industry, his advocacy on behalf of Hispanics, and his leadership in and efforts to re-brand the Hispanic community.

Born in 1951 in Cheyenne, Wyoming, Mr. Trujillo holds a Bachelor of Science in business and an MBA (finance) from the University of Wyoming with honorary doctorates from both the University of Wyoming and the University of Colorado.

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